Southern Union Company
5444 Westheimer Road Houston, TX 77056-5306
PO Box 4967 Houston, TX 77210-4967
713.989.7000

May 22, 2006

Via facsimile and overnight delivery

Mr. William Choi, Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Choi:

This letter responds to your letter of May 10, 2006 to Mr. George L. Lindemann of Southern Union Company (the “Company”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K of the Company for the year ended December 31, 2005 (the “Annual Report”). For your convenience, we have reproduced each of the Staff’s comments in this letter, using bold text, and indicated our response to it below.

Controls and Procedures, page 52

1.
We note your disclosure that you have “established disclosure controls and procedures to ensure that information required to be disclosed by the Company, including consolidated entities, in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” In future filings, please also disclose that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Response to #1

We acknowledge the Staff’s comment and will disclose accordingly in future filings.

Consolidated Statement of Stockholders’ Equity and Comprehensive Income (Loss), page F-6

2.
Please disclose in future filings the accumulated balances for each classification of accumulated other comprehensive income (loss) on the face of your consolidated balance sheets, consolidated statement of stockholders’ equity and comprehensive income (loss) or in the notes to financial statements. Please refer to paragraph 26 of SFAS No. 130.

Response to #2

We acknowledge the Staff’s comment and will respond accordingly in future filings. Our current disclosures around the components of Accumulated other comprehensive loss, as included in the Annual Report, Note 2 on page F-12, will prospectively include the related amounts for each component in accordance with paragraph 26 of SFAS No. 130.

3.
Please confirm to us, if true, that deferred compensation obligations classified as equity must be settled by delivery of shares of common stock. Otherwise, please explain to us your basis in GAAP for classifying deferred compensation obligations as a component of stockholders’ equity. Please refer to EITF 97-14.

Response to #3

We hereby confirm that the Company’s deferred compensation obligations classified as equity are settled by delivery of a fixed number of shares of the Company’s common stock and the related plans do not permit diversification. Therefore, the plans satisfy the “Plan A” requirements of EITF 97-14 which permit the Company to classify the related deferred compensation obligations as equity.

Mr. William Choi
May 22, 2006
Page

4.
It appears that the 2005 stock dividend in excess of available retained earnings should be accounted for by capitalizing only the par value of the common stock from paid in capital. Please tell us your basis in GAAP for capitalizing the stock dividend in an amount that exceeds available retained earnings.

Response to #4

On September 1, 2005, the Company distributed a 5% stock dividend on its common stock to holders of record as of August 22, 2005. Before consideration of the August 31, 2005, Preferred Stock Dividends of $1.5 million, retained earnings at the beginning of August 2005 were $154.1 million. The Company recorded a $134.4 million reduction of a portion of retained earnings related to the common stock dividend, which was not in excess of the available retained earnings balance. After giving effect to the Preferred Stock Dividends, the 5% stock dividend and the results of operations, the Company reported retained earnings of $28.1 million in its report on Form 10-Q for the quarterly period ended September 30, 2005. Subsequently in the fourth quarter of 2005, the Company recorded a $106.8 million net loss and Preferred Stock Dividends of $4.4 million for the quarter ended December 31, 2005, which resulted in a December 31, 2005 accumulated deficit balance of $83.1 million.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. Should you have any questions, please feel free to contact me at 713-989-7511.

Sincerely,

/s/ JULIE H. EDWARDS
Julie H. Edwards
Senior Vice President and
Chief Financial Officer
May 22, 2006

copy:
Mr. Scott Ruggiero, Securities and Exchange Commission
Mr. William Thompson, Securities and Exchange Commission
Mr. George L. Lindemann, Chairman, President & CEO
Mr. Eric D. Herschmann, Senior Executive Vice President
Mr. Stephen G. Parker, Partner, PricewaterhouseCoopers LLP
Mr. David J. Lavan, Partner, Fleischman and Walsh, L.L.P.